Exhibit 99.147

CONSENT OF WILLIAM E. ROSCOE

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled Technical Report on the Tony M-Southwest Deposit, Henry Mountains Complex Uranium Project, Utah, USA” dated March 19, 2009 (the “Henry Mountains Tony M-Southwest Report”), (2) the technical report entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.” dated June 27, 2012 (the “Henry Mountains Technical Report”), (3) the Management Information Circular of the Company dated May 28, 2012, which includes reference to my name in connection with information relating to the Henry Mountains Tony M-Southwest Report, and properties described therein, and (4) the Annual Information Form of the Company dated December 20, 2012, which includes reference to my name in connection with information relating to the Henry Mountains Technical Report, and the properties described therein.

/s/ William E. Roscoe
William E. Roscoe, Ph.D. P. Eng.

Date: November 15, 2013